# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Haleon plc, CIK 0001900304
CUSIP: 405552100
Title of class of securities: Ordinary Shares, nominal value GBP0.01 per share; American Depositary Shares, each representing two Ordinary Shares
Address of issuer's principal executive offices: Building 5, First Floor, The Heights, Weybridge, Surrey, United Kingdom (X0), KT13 0NY
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0000078003-22-000089
Filed by CIK 0000078003
Persons authorized to receive notices and communications: Margaret M. Madden, Esq., Pfizer Inc., 66 Hudson Boulevard East, New York, New York (NY), 10001, 212-733-2323; Jacob A. Kling, Esq., Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, 212-403-1000

## Reporting persons
- Pfizer Inc. (CIK 0000078003): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,361,709,764; shared voting power 0; sole dispositive power 1,361,709,764; shared dispositive power 0; aggregate amount beneficially owned 1,361,709,764 (15% of the class)
  Comment: 1,361,709,764 Ordinary Shares includes: (1) 197,288,952 restricted American Depositary Shares ("Restricted ADSs") held by Pfizer Inc. ("Pfizer" or the "Reporting Person"), representing 394,457,904 Ordinary Shares, nominal value GBP0.01 per share ("Ordinary Shares"), of Haleon plc (the "Issuer"), and (2) 967,251,860 Ordinary Shares held on behalf of Pfizer by Pfizer's nominee. See Item 5.
  
  Percent of class represented by amount in row (11) is calculated based upon 9,053,360,882 Ordinary Shares outstanding as of October 31, 2024, as reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 1, 2024.
  
  The CUSIP on the cover page applies to the Issuer's American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP0.01 per share; American Depositary Shares, each representing two Ordinary Shares
Name of issuer: Haleon plc
Address of issuer's principal executive offices: Building 5, First Floor, The Heights, Weybridge, Surrey, United Kingdom (X0), KT13 0NY
Comment:
Explanatory Note

The following constitutes Amendment No. 11 ("Amendment No. 11") to the Schedule 13D filed with the SEC by Pfizer on July 27, 2022, as amended by Amendment No. 1 on February 1, 2023, Amendment No. 2 on May 15, 2023, Amendment No. 3 on September 11, 2023, Amendment No. 4 on October 10, 2023, Amendment No. 5 on January 19, 2024, Amendment No. 6 on March 19, 2024, Amendment No. 7 on March 22, 2024, Amendment No. 8 on July 29, 2024, Amendment No. 9 on October 1, 2024 and Amendment No. 10 on October 3, 2024 (the "Schedule 13D"). This Amendment No. 11 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and replaced with the following:

This Schedule 13D is being filed by Pfizer Inc., a Delaware corporation. The principal business address of Pfizer is 66 Hudson Boulevard East, New York, NY 10001. Pfizer is a research-based, global biopharmaceutical company.

Set forth on Exhibit 99.1 to this Amendment No. 11, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person's directors and executive officers.
Residence or business address: See (a).
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor any person named in Exhibit 99.1 to this Amendment No. 11 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See (d).
Citizenship: See (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendment to this Item is being made.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

Following the closing of the January 2025 Secondary Offering (as defined in Item 6), Pfizer will beneficially own Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) representing less than 10.0% of the Issuer's outstanding Ordinary Shares. As a result, pursuant to the Pfizer Relationship Agreement, the Pfizer Relationship Agreement will terminate and Pfizer will no longer have the contractual right to nominate representative directors to be appointed to the Board. Mr. Denton previously stepped down from the Board following the closing of the September 2024 Secondary Offering.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first and second paragraphs of Item 5 of the Schedule 13D are hereby superseded by the following paragraphs:

As of the date of this Schedule 13D, without giving effect to the January 2025 Secondary Offering, Pfizer is the beneficial owner of 1,361,709,764 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs), which represents approximately 15.0% of the Issuer's outstanding Ordinary Shares. Pfizer's beneficial ownership is composed of (i) 197,288,952 Restricted ADSs held by Pfizer, representing 394,457,904 Ordinary Shares, issued under a restricted American Depositary Receipts facility with the Depositary, and (ii) 967,251,860 Ordinary Shares held on behalf of Pfizer by Pfizer's nominee. The beneficial ownership percentage reported herein was calculated based on 9,053,360,882 Ordinary Shares outstanding as of October 31, 2024, as reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on November 1, 2024.

The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to vote or direct the vote is 1,361,709,764. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to vote or direct the vote is zero. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to dispose or direct the disposition is 1,361,709,764. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to dispose or direct the disposition is zero.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: No amendment to this Item is being made.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

January 2025 Secondary Offering

On January 14, 2025, Pfizer, as the seller, entered into a secondary block trade agreement (the "January 2025 Block Trade Agreement") with J.P. Morgan Securities plc, Morgan Stanley & Co. International plc, HSBC Bank plc, BNP PARIBAS, Mizuho International plc and UBS AG London Branch, as the lead managers (the "Lead Managers"), and the additional managers named therein (together with the Lead Managers, the "Managers"), pursuant to which the Lead Managers agreed, severally and not jointly or jointly and severally, to use their respective reasonable endeavors to procure purchasers for 580,000,000 Ordinary Shares (or such higher number as agreed between Pfizer and the Lead Managers) at a price to be determined pursuant to an accelerated book building process (the "January 2025 Secondary Offering"), and the Managers excluding the Lead Managers agreed, severally and not jointly or jointly and severally, to act as co-managers in connection with the January 2025 Secondary Offering. Pursuant to the terms of sale dated January 15, 2025 (the "Terms of Sale"), the number of Ordinary Shares to be sold was determined to be 700,000,000 at a price of 357 pence (approximately $4.36) per Ordinary Share. Such Ordinary Shares will be sold in an unregistered offering pursuant to exemptions from registration under the Securities Act of 1933, as amended. The January 2025 Secondary Offering is expected to close on January 17, 2025, subject to the conditions set forth in the January 2025 Block Trade Agreement.

Pursuant to the January 2025 Block Trade Agreement, Pfizer undertook that it would not, and would procure that the members of its Group (as defined therein) would not, without the prior written consent of J.P. Morgan Securities plc and Morgan Stanley & Co. International plc, directly or indirectly, offer, sell, contract to sell, pledge, grant any option over or otherwise dispose of any equity securities of the Issuer or any securities convertible into, or exercisable, or exchangeable for, equity securities of the Issuer, or publicly announce an intention to effect any such transaction, for a period beginning on January 14, 2025 and ending 60 days after the closing of the January 2025 Secondary Offering, subject to certain exceptions.

The foregoing descriptions of the January 2025 Block Trade Agreement and the Terms of Sale do not purport to be complete and are qualified in their entirety by reference to the actual terms of such agreements, which are filed as Exhibit 99.2 and Exhibit 99.3 to this Amendment No. 11 and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule I - Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer.

99.2 Secondary Block Trade Agreement, dated as of January 14, 2025, by and among Pfizer Inc., J.P. Morgan Securities plc, Morgan Stanley & Co. International plc, HSBC Bank plc, BNP PARIBAS, Mizuho International plc, UBS AG London Branch, Merrill Lynch International, Deutsche Bank AG, London Branch, Goldman Sachs International and Loop Capital Markets LLC.

99.3 Terms of Sale, dated as of January 15, 2025, by and among Pfizer Inc., J.P. Morgan Securities plc, Morgan Stanley & Co. International plc, HSBC Bank plc, BNP PARIBAS, Mizuho International plc, UBS AG London Branch, Merrill Lynch International, Deutsche Bank AG, London Branch, Goldman Sachs International and Loop Capital Markets LLC.

## Signatures
- Pfizer Inc.: /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (01/16/2025)